As filed with the Securities and Exchange Commission on January 11, 2017

Registration No. 333-215186

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

FMS WERTMANAGEMENT

(Name of Registrant)

Prinzregentenstrasse 56

80538 Munich, Federal Republic of Germany

(Address of Registrant)

FEDERAL REPUBLIC OF GERMANY

(Guarantor and Co-Registrant)

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, Delaware 19711

(Name and address of authorized representative in the United States)

It is requested that copies of notices and communications from the

Securities and Exchange Commission be sent to:

Krystian Czerniecki Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt/Main Germany	Sina R. Hekmat Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 United States

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per unit(3)	Proposed maximum aggregate offering price(4)	Amount of registration fee(5)
Debt securities	$5,000,000,000		$5,000,000,000	$579,500
Guarantee of the Federal Republic of Germany(6)	—		—	—

(1)	Title of each class to be determined from time to time.
(2)	Or, if any debt securities listed above are sold at an original discount or denominated in a currency other than United States dollars, such different amount as shall result in proceeds from sales in the United States of not more than $5,000,000,000 to the registrant. Includes $3,754,948,318 aggregate principal amount of debt securities previously included on this registration statement and an additional $1,245,051,682 aggregate principal amount of debt securities newly included on this registration statement by means of this pre-effective amendment.

(3)	The proposed maximum offering price per unit will be determined from time to time by the registrant in connection with, and at the time of, the issuance by the registrant of securities registered hereunder.
(4)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(5)	A registration fee of $144,301.49 was previously paid in connection with the registration on the registrant’s registration statement no. 333-198118 filed on August 13, 2014 of $1,120,353,198 aggregate principal amount of debt securities that remain unissued as of the date of filing of this pre-effective amendment. In accordance with Rule 457(p) under the Securities Act of 1933, the unissued debt securities are hereby deemed deregistered and the previously paid registration fee of $144,301.49 is being offset against the total registration fee due for the additional $1,245,051,682 aggregate principal amount of debt securities newly included on this registration statement by means of this pre-effective amendment.
(6)	Pursuant to the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz) debt securities issued by FMS Wertmanagement are guaranteed by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds (FMS), herein referred to as “SoFFin”). The Federal Republic of Germany is, in turn, directly liable for all of SoFFin’s obligations.

The debt securities covered by this registration statement are to be offered on a delayed or continuous basis pursuant to Releases No. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The registrant is filing a pre-effective amendment no. 1 to registration statement no. 333-215186 under Schedule B of the Securities Act of 1933 in order to include additional debt securities.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to registration statement no. 333-215186 to be signed on its behalf by the undersigned, duly authorized in the City of Munich, Federal Republic of Germany, on January 11, 2017.

By:	/s/ ERNST-ALBRECHT BROCKHAUS
Name:	Ernst-Albrecht Brockhaus
Title:	Member of the Executive Board

By:	/s/ TIM ARMBRUSTER
Name:	Tim Armbruster
Title:	Managing Director

SIGNATURE OF THE FEDERAL REPUBLIC OF GERMANY

Pursuant to the requirements of the Securities Act of 1933, as amended, the Federal Republic of Germany has duly caused this amendment to registration statement no. 333-215186 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Berlin, Federal Republic of Germany, on January 11, 2017.

The Federal Republic of Germany
By:	/s/ DR. SEBASTIAN BRÜCK
Name:	Dr. Sebastian Brück
Title:	Regierungsrat

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representatives in the United States of FMS Wertmanagement and the Federal Republic of Germany, has signed this amendment to registration statement no. 333-215186 in the City of Newark, Delaware on January 11, 2017.

By:	/s/ DONALD J. PUGLISI
Name:	Mr. Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates
Authorized Representative

EXHIBIT INDEX

Exhibit	Description

1.1	Form of Underwriting Agreement*

3.1	Section 5 and Section 8a Para. 4 Sentence 1 No. 1b of the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz)*

3.2	Charter of FMS Wertmanagement, as most recently amended on August 23, 2016*

4.1	Fiscal Agency Agreement between FMS Wertmanagement, the Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A., dated November 14, 2012, including form of global note*

4.2	Amendment No. 1 to Fiscal Agency Agreement, including amended form of global note*

5.1	Opinion (including consent) of FMS Wertmanagement with respect to the validity of the securities*

5.2	Opinion (including consent) of FMS Wertmanagement with respect to the validity of the Guarantee*

5.3	Opinion (including consent) of Sullivan & Cromwell LLP with respect to the validity of the securities*

8.1	Tax opinion (including consent) of Sullivan & Cromwell LLP*

23.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft*

23.2	Consent of Dr. Sebastian Brück, Regierungsrat*

*	Previously filed with the Registration Statement No. 333-215186 filed on December 20, 2016.